UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Electric Moto Corp New

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

28500R106

(CUSIP Number)

Marshal Shichtman & Associates, PC., attorney in fact for respondent,

1 Old Country Road, STE 498, Carle Place, New York 11514 (516) 711-5222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4th, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 28500R106	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Wellington Capital Enterprises
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
a. ☐ (Party is a member of an expressly affirmed group sharing beneficial interest in the shares)
b. ☒ (Party disclaims membership in a group or describes a relationship with other person(s) but does not affirm the existence of a group)

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
a. ☐ Yes
b. ☒ No
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, USA Fernando is Canadian citizen
NUMBER OF	7	SOLE VOTING POWER 5,800,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 5,800,000
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Amount not Disclosed in Row (2)
a. ☐ Yes
b. ☒ No
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* NON-AFFILIATE

*All Calculations are based upon outstanding shares of 65,704,000 as of 14 Feb 08.

CUSIP No. 28500R106	13D	Page 3 of 4 Pages

Item 1.

Security and Issuer.

Electric Moto Corporation (EMOT), 3165 East Main Street, Ashland Oregon, 97520 (541) 890-3481; Common Stock, CUSIP: 28500R106, CIK: 0000815577

Item 2.

Identity and Background.

(a)  Name:

Wellington Capital Enterprises

(b)  Residence or Business Address:

4550 W Oakley Blvd., Ste 111, Las Vegas, NV

(c)  Present Principal Occupation or Employment:

Media Consulting

(d)  Criminal Conviction(s) During Prior 5 Years:

[   ] Yes   [ X ] No

(e)  Court or Administrative Proceeding(s) During Prior 5 Years:

[   ] Yes   [ X ] No

(f)  Citizenship:

Corporation - United States

Item 3.

Source and Amount of Funds or Other Consideration.

(a) Source of Funds/Consideration:

Consulting for media services

(b) Amount of Funds/Consideration:

Approximately 1600 hours consulting

(c) Was the consideration borrowed for the purpose of acquiring, holding, trading, or voting the securities?   [   ] Yes   [X] No

(c) (i) If yes, state the names of the parties to the transaction and the brief description of the transaction:

(c) (ii) Names:

____________________________________________________

(c) (iii) Description:

____________________________________________________

(d) Prior Acquisition(s) not previously reported:  [X] Yes   [   ] No

(d) (i) If yes, Details of said Transaction:  26,000 of the common stock was acquired in the open market, with an average cost approximately $0.110235

(e) Privacy is requested for loans made from a bank in the ordinary course of business:  [   ] Yes   [X] No

(f) If the securities were acquired other than by purchase: [   ] Yes   [X] No

(f) (i) If yes, describe the method of the transaction: ___________________________

Item 4.

Purpose of Transaction.

The securities were acquired for payment of past and ongoing media services to the issuer.

Item 5.

Interest in Securities of the Issuer.

The 8.9% owed by Wellington Capital also contains 26,000 CS bought open market, and an additional 1,660,000 CS was given as consideration for outside services rendered on behalf of Wellington Capital.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Wellington Capital, the reporting person, and Electric Moto Corp., Inc., the Issuer, has been operating under the terms of an oral agreement for services as a media consultant for Electric Moto on an ongoing basis.  Duties shall be as a day to day consultant related to the issuer’s marketing finance.

Item 7.

Material to be filed as Exhibits.

None

CUSIP No. 28500R106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 6 May 2008

Wellington Capital Enterprises

By:	/s/ Joseph Fernando
Joseph Fernando, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)